UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 24, 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that, at the Court Meeting and the General Meeting held earlier today in connection with the recommended acquisition of the entire issued share capital of Realm by ESSA Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) the resolutions proposed were passed by the requisite majorities and accordingly the Scheme was approved. Details of the resolutions passed are set out in the Notices of Court Meeting and General Meeting set out in Parts IX and X respectively of the scheme document dated 29 May 2019 (the “Scheme Document”).

In addition, Realm announced that at the Annual General Meeting, also held earlier today, all the resolutions considered at the meeting were passed.

The detailed voting results in relation to the Court Meeting, the General Meeting and the Annual General Meeting are set out below.

Unless otherwise defined herein, capitalized terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

Effective Date and Timetable

The outcome of the Court Meeting and General Meeting means that Conditions A(i) and (ii) (as set out in Part A of Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of the Scheme Document) have been satisfied. The Scheme remains subject to sanction by the Court at the Court Hearing, which is to take place on 27 June 2019, and the delivery of a copy of the Court Order to the Registrar of Companies. If the Court sanctions the Scheme, Realm expects that the Scheme would become effective on 2 July 2019.

Following the passing of the resolutions at the Court Meeting and the General Meeting, Citibank, N.A., Realm’s depositary in respect of its ADS programme, will close its books to new ADS issuances and cancellations at the close of business (New York) today, 24 June 2019. ADSs already in issue remain tradeable on Nasdaq regardless of the closing of the books by the depositary.

It has been agreed with Nasdaq that the Realm ADSs will continue to trade on Nasdaq until the Scheme becomes Effective.  Assuming that the Scheme is sanctioned by the Court on 27 June 2019, it is expected that trading of the Realm ADSs will be suspended before the start of trading on Nasdaq on 2 July 2019. It should be noted that persons who acquire Realm ADSs after the Scheme Record Time of 6.00 p.m. (BST) on 28 June 2019 will receive New Essa Shares in settlement of their acquisition of Realm ADSs in accordance with the procedures set out in the Scheme Document and as described below.

An updated expected timetable of principal events is set out below.

Event	Time/date*
Court Hearing to sanction the Scheme	27 June 2019
Scheme Record Time	6.00 p.m. on 28 June 2019
Effective Date of the Scheme	2 July 2019*
Issue of New Essa Shares	2 July 2019*
Listing of New Essa Shares on TSXV and Nasdaq	2 July 2019*
Suspension of trading of Realm ADSs on Nasdaq	2 July 2019*
New Essa Shares registered through the DRS	By 10 July 2019*
Essa CDIs credited to CREST accounts (in respect of Realm Scheme Shares held in uncertificated form only)	By 10 July 2019*
Despatch of statements of entitlement relating to New Essa Shares held through DRS (in respect of Realm Scheme Shares held in certificated form only) and payment of fractional entitlements	By 10 July 2019*
Crediting of New Essa Shares for Realm ADS Holders	By 12 July 2019*
Long Stop Date	31 July 2019**

* These dates depend, among other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to and, if ordered by the Court, registered by, the Registrar of Companies.

** This date may be extended to such date as Realm and Essa may agree and the Court (if required) may allow.

Voting Results of the Court Meeting

The table below sets out the results of the poll at the Court Meeting. Each Realm Scheme Shareholder, present in person or by proxy, was entitled to one vote per Realm Scheme Share held at the Scheme Voting Record Time.

	Number of Realm Scheme Shares voted	Percentage of Realm Scheme Shares voted	Number of Realm Scheme Shareholders who voted*	Percentage of Realm Scheme Shareholders who voted	Number of Realm Scheme Shares voted as a percentage of issued ordinary share capital entitled to vote on the Scheme
For	64,936,325	78.49%	17	70.83%	55.71%
Against	17,795,077	21.51%	7	29.17%	15.27%
Total	82,731,402	100%	24	100%	70.98%

* In addition to the approval by a majority in number of the Realm Scheme Shareholders present in voting, in person or by proxy, at the Court Meeting, Realm has been informed that a majority in number of those holders of Realm ADSs who gave instructions to the Realm Depositary as to how to vote the Realm Shares underlying their Realm ADSs in accordance with the procedures set out in the Scheme Document voted in favour of approving the Scheme.

Voting Results of the General Meeting

The table below sets out the results of the poll at the General Meeting. Each Realm Shareholder, present in person or by proxy, was entitled to one vote per Realm Share held at the Scheme Voting Record Time.

	FOR		AGAINST		TOTAL	WITHHELD*
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes	No. of votes
To: (i) authorise the directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; (ii) amend the articles of association of the Company; and (iii) subject to and conditional on the Scheme becoming Effective, re-register the Company as a private company under the name “Realm Therapeutics Limited”	64,936,038	78.51%	17,769,977	21.49%	82,706,015	25,587

Voting Results of the Annual General Meeting

The table below sets out the results of the poll at the Annual General Meeting. Each Realm Shareholder, present in person or by proxy, was entitled to one vote per Realm Share held at the record time of 6.30 p.m. on 20 June 2019.

	FOR		AGAINST		TOTAL	WITHHELD*
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes	No. of votes
To receive the Company’s audited accounts for the year ended 31 December 2018, together with the Directors’ reports and the Auditor’s report on the accounts.	65,920,401	78.67%	17,877,142	21.33%	83,797,543	25,230
To approve the directors’ remuneration report for the year ended 31 December 2018.	61,561,481	73.46%	22,235,922	26.54%	83,797,403	25,370
To re-appoint KPMG LLP as Auditor.	65,910,095	78.65%	17,886,961	21.35%	83,797,056	25,717
To authorise the Directors to determine the remuneration of the Auditor.	65,886,189	78.63%	17,910,867	21.37%	83,797,056	25,717
To authorise the Directors to allot shares in the Company	64,936,211	77.49%	18,860,975	22.51%	83,797,186	25,587
To re-elect Balkrishan (Simba) Gill as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To re-elect Alex Martin as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To re-elect Charles Spicer as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To re-elect Marella Thorell as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To partially disapply statutory pre-emption rights.	64,926,392	77.48%	18,870,664	22.52%	83,797,056	25,717

* A vote withheld is not a vote in law and, accordingly, is not counted in the calculation of the proportion of votes “For” or “Against” the relevant resolution.

The total number of Realm Shares in issue at the Scheme Voting Record Time (which was also the voting record time for the Annual General Meeting) was 116,561,917. As at the Scheme Voting Record Time, Realm held no Shares in treasury. Therefore, the total voting rights in Realm as at the Scheme Voting Record Time were 116,561,917.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated June 24, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

June 24, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer